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                             December 22, 2023

       Kun Dai
       Chairman and Chief Executive Officer
       Uxin Ltd
       1&3/F, No.12 Beitucheng East Road
       Chaoyang District, Beijing 100029
       People   s Republic of China

                                                        Re: Uxin Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed November 30,
2023
                                                            File No. 333-268111

       Dear Kun Dai:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover page

   1. We note your revised disclosure in response to prior comment 5 and reissue in part. Please revise to include a
description of the asset transfers through your organization, as you do on page 11 under the
heading "Cash and Asset Flows through Our
                                                        Organization." Quantify
on the cover page and on page 11 the amounts of any transfers, dividends, or
distributions made to date between the holding company, its subsidiaries, and the former VIEs, or
to investors, and quantify the amounts where applicable,
                                                        including for the
fiscal year ended March 31, 2023. In this regard, we note that you disclose on page 11
that capital contributions were made by Xin HK in the fiscal years ended March 31, 2022
and 2023. Additionally, please revise your disclosure regarding cash restrictions or
limitations in mainland China and Hong Kong to state that cash in
 Kun Dai
FirstName
Uxin Ltd LastNameKun Dai
Comapany22,
December  NameUxin
              2023 Ltd
December
Page 2    22, 2023 Page 2
FirstName LastName
         mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of, restrictions and limitations by the PRC government on the ability of you, your subsidiaries, or the former VIEs to transfer cash or assets. In this regard, we note that you only reference your PRC subsidiaries. Please also revise the description on the cover page to include a cross-
         reference to the consolidated financial statements in your Form 20-F.
2. We note your revised disclosure in response to prior comment 6. Please revise to summarize your cash management policies on your cover page as you do on page 12, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
Our Company
Our Holding Company Structure and Historical Contractual Arrangements with the Former
VIEs, page 5

3. We note your revised disclosure in response to prior comment 8. Any references in your disclosure to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you satisfied for consolidation of the former VIEs under U.S. GAAP and your disclosure should clarify that you were the primary beneficiary of the former VIE for accounting purposes. In this regard, we note that on page 6 your disclosure continues to indicate that the now terminated contractual
         arrangement with the former VIEs enabled the company to       receive
substantially all of
         the economic benefits of the former VIEs and have exclusive options to purchase all or
         part of the equity interests in the former VIEs    and on page 18 the
risk factor heading was
         amended to state that you have "... contractual control rights over the assets of the former
         VIEs." Please revise.
Risk Factors
Risks Related to Doing Business in China
We are required to complete the filing procedure with the CSRC in connection with an offering
.... ., page 19

4.       We note your disclosure that    [you] are required to submit a filing
with the CSRC within
         three business days after the completion of an offering made pursuant to this prospectus and may be subject to the filing requirements for [y]our future offerings and listing of
         [y]our securities in an overseas market under the Overseas Listing
Measures.    Please
         revise to expand your disclosure here and in the "Permissions Required from the PRC
         Authorities for Overseas Financing Activities" section to discuss the penalties of non-
         compliance, including any warnings, revisions to your filing, and fines.
5. We note your statement that "except as otherwise disclosed in our 2023 Form 20-F, we have not been involved in any investigations on cyber security review made by the CAC
         ... ." Please revise to disclose such instances here.
 Kun Dai
Uxin Ltd
December 22, 2023
Page 3
6. We note that you have removed disclosure that states that PRC laws can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities. Please revise to include this statement.
General

7. We note your amended disclosure in response to prior comments 10 and 13 and we reissue in part. In each instance throughout your prospectus where you discuss your reliance on
      PRC counsel, please revise to state, if true, that you have relied on the "opinion" of counsel, instead of the "advice" of counsel. If you have not relied on the opinion of counsel, please state why not.
8. In each instance where you have revised your disclosure to indicate that "[i]f the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation ... ," please revise to also acknowledge that the PRC government may make the same determination with respect to your holding company structure and your shares and/or ADSs may decline in value or become worthless, regardless of your ability to assert contractual rights over the assets of the former VIEs. Also, please revise to include any disclosure that you deleted that explains that such a determination could lead to a material change in your operations, the value of your ADSs, and could cause the value of your ADSs to significantly decline or become worthless. As one example, see the disclosure you removed at the bottom of page 6.
9. We note that you have removed statements regarding (i) the PRC government's ability to intervene in your business operations at any time and (ii) the PRC government's control over offerings conducted overseas by, and foreign investment in, China-based issuers. Please revise your disclosure to include such statements and to remove the added disclosure that states that the PRC government does not directly interfere with your operations in China.
       Please contact Jennie Beysolow at 202-551-8108 or Cara Wirth at 202-551-7127 with any other questions.



                                                            Sincerely,
FirstName LastNameKun Dai
                                                            Division of
Corporation Finance
Comapany NameUxin Ltd
                                                            Office of Trade &
Services
December 22, 2023 Page 3
cc:       Shu Du, Esq
FirstName LastName